FORM 4                                               OMB APPROVAL
                                            OMB Number: 3235-0287
                                      Expires: September 30, 1998
                                         Estimated average burden
                                    hours per response..0.5 hours

              U.S. SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549
          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

/X/  Check this box if no
     longer subject to
     Section 16, Form 4 or
     Form 5 obligations may
     continue. See Instruction
     1(b)

        Filed pursuant to Section 16(a) of the Securities
     Exchange Act of 1934, Section 17(a) of the Public Utility
          Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person:
     Martin Sherman
     4555 Lake Forest Drive, Suite 515
     Cincinnati, OH 45242

2.   Issuer Name and Ticker or Trading Symbol:
     Horizon Group, Inc./HGI (1)

3.   IRS or Social Security Number of Reporting Person
     (Voluntary):
     ###-##-####

4.   Statement for Month/Year:
     June 1998

5.   If Amendment, Date of Original (Month/Year):


6. Relationship of Reporting Person(s) to Issuer (check all applicable):

     _XX  Director                      ___ 10% Owner
     ____ Officer (give title below)    ___ Other (specify below)
          __________________________

7.   Individual or Joint/Group Filing (Check Applicable line)

       X  Form filed by One Reporting Person
     ____ Form filed by More than One Reporting Person

          Table I - Non Derivative Securities Acquired,
               Disposed of, or Beneficially Owned

1.   Title of Security (Instr. 3):

     Common Stock

2.   Transaction Date (Month/Day/Year):

     June 15, 1998

3.   Transaction Code (Instr. 8):

     Code: J(2)
     V:

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and
     5):

     Amount:

          1,000

     (A) or (D):

          D

     Price:

          (2)

5.   Amount of Securities Beneficially Owned at End of Month
     (Instr. 3 and 4):

     0



6.   Ownership Form: Direct (D) or Indirect (I) (Instr. 4):

     d

7.   Nature of Indirect Beneficial Ownership (Instr. 4):


Reminder: Report on a separate line for each class of securities
beneficially owned directly or indirectly.                 (Over)

*If the form is filed by more than one reporting person,
 see Instruction 4(b)(v).                         SEC 1474 (7-96)




            TABLE II - Derivative Securities Acquired,
               Disposed of, or Beneficially Owned

  (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 3):

     Director Stock Option
     Director Stock Option

2.   Conversion or Exercise Price of Derivative Security:

     24.380
     21.630

3.   Transaction Date (Month/Day/Year):

     June 15, 1998
     June 15, 1998

4.   Transaction Code (Instr. 8):

     Code:

          J(3)
          J(3)

     V:

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5):

     (A):
     (D):
          5,000
          5,000


6.   Date Exercisable and Expiration Date (Month/Day/Year):

     Date Exercisable:

          1,666 shares vested July 14, 1996
          1,667 shares vested May 22, 1997
          1,667 shares vested July 14, 1997
          The remaining 3,333 shares vested on June 15, 1998, upon the consummation of the Merger.

     Expiration Date:

          June 30, 2005
          May 14, 2006


7.   Title and Amount of Underlying Securities (Instr. 3 and 4):

     Title:

          Common Stock
          Common Stock

     Amount or Number of Shares:

          5,000
          5,000

8.   Price of Derivative Security (Instr. 5):

          (3)
          (3)

9.   Number of derivative Securities Beneficially Owned at End of
     Month (Instr. 4):

          0
          0

10.  Ownership Form of Derivative Security: Direct (D) or
     Indirect (I) (Instr. 4):

          D
          D

11.  Nature of Indirect Beneficial Ownership (Instr. 4):



Explanation of Responses:

     (1) On June 15, 1998, Horizon Group, Inc. merged into Sky Merger Corp., a wholly-owned subsidiary and immediately thereafter, Prime Retail, Inc., merged into Sky Merger Corp. (the "Merger"). The surviving corporation in the Merger changed its name to Prime Retail, Inc. and is trading under the symbol PRT.

     (2) Converted into common shares of Prime Retail, Inc. and Series B Preferred Stock of Prime Retail, Inc. at the exchange ratio of 0.597 of a share of Prime Retail, Inc. common stock and 0.20 of a share of Prime Retail, Inc.. Series B Preferred Stock per share of Horizon common stock.

     (3) This option was assumed by Prime Retail, Inc. and is now exercisable for shares of Prime Retail, Inc. common stock on the same terms except the option continues to be exercisale regardless of death, disability or termination of optionee.







/s/ Martin Sherman
________________________________
** Signature of Reporting Person

________________________________
Date: July 10, 1998

**INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE
  FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C.
  78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see
      Instruction 6 for procedure.

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

                                                          Page 2
                                                  SEC 1474 (7/96)